EXHIBIT 99.1


FOR IMMEDIATE RELEASE                                             23 May 2002


WPP Group PLC


WPP Group PLC has today submitted their 2001 Annual Report and Accounts to the UK Listing Authority, the reports will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no: (0)20 7676 1000